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                              January 19, 2021

       Geoff Wild
       Chief Executive Officer
       Atotech Ltd
       William Street, West Bromwich
       West Midlands, B70 0BG
       United Kingdom

                                                        Re: Atotech Ltd
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form F-1
                                                            Filed January 11,
2021
                                                            File No. 333-235928

       Dear Mr. Wild:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement on Form F-1

       Exhibit Index
       Form of Opinion of Ogier, page II-3

   1. Please have counsel revise the legal opinion to remove the assumption in paragraph 3(e)
                                                        that the Selling
Stockholders have sufficient Shares already in issue to be sold as part of the public offering. It
is inappropriate for counsel to assume any of the material facts underlying the opinion.
For more information refer to Section II.B.3.a. of Staff Legal
                                                        Bulletin No. 19.
 Geoff Wild
FirstName
Atotech LtdLastNameGeoff Wild
Comapany
January 19,NameAtotech
            2021       Ltd
January
Page 2 19, 2021 Page 2
FirstName LastName
       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing